Filed by CB Bancshares, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: CB Bancshares, Inc. Subject Company's Exchange Act File No.: 000-12396

This filing contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) any necessary approvals for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in CPF's and CBBI's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or CBBI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. CPF and CBBI do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

CPF will amend its registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement is not final and will be further amended. The registration statement will include a joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and joint proxy statement and any other relevant documents (when available) filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2518.

CPF and CBBI, and their respective directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of CBBI and CPF in connection with the merger. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2004 Annual Meeting of Shareholders. Information about the directors and executive officers of CBBI and their ownership of and interests in CBBI stock is set forth in the proxy statement for CBBI's 2004 Annual Meeting of Shareholders. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

JOINT PRESS RELEASE ISSUED APRIL 23, 2004:

Investor Contact:	Media Contact:
Neal Kanda	Ann Takiguchi
VP & Treasurer	PR/Communications Officer
(808) 544-0622	(808) 544-0685
neal.kanda@centralpacificbank.com	ann.takiguchi@centralpacificbank.com

NEWS RELEASE

CENTRAL PACIFIC AND CITY BANK AGREE TO
MERGE

Combination to Create Stronger Local Bank for Hawaii

April 23, 2004 – Honolulu, HI – Central Pacific Financial Corp. ("Central Pacific") (NYSE: CPF) and CB Bancshares, Inc. ("City Bank") (NASDAQ: CBBI) today announced that their boards of directors have approved a definitive merger agreement under which Central Pacific will acquire all of City Bank's outstanding shares for cash and stock with a value of $91.83 per share based on the closing price of Central Pacific common stock on April 22, 2004. The merger will create a $4 billion bank focused on bringing a broader range of products and services and better service to small and mid-sized businesses and retail customers in communities across Hawaii.

"We are extremely pleased that we have reached this friendly, negotiated merger agreement with CB Bancshares, Inc., which will create a stronger local bank for Hawaii," said Clint Arnoldus, CEO of Central Pacific. "This is an important milestone, which will enable us to combine the best of both our banks to deliver results to shareholders, opportunity for employees, enhanced service for customers and an even stronger commitment to the communities we serve for years to come."

"Today's announcement ushers in a new and exciting chapter for both of our banks, which share a common history and heritage. Central Pacific's commitment to maintain a strong presence in the communities we serve and not lay off employees involuntarily as a result of the merger will ensure that the economic impact of our merger is a positive one. Going forward, we expect this combination to create many concrete benefits for City Bank customers and employees as we begin to realize the full potential of our combined capabilities," said Ronald K. Migita, President and Chief Executive Officer of CB Bancshares, Inc. "The substantial improvement in Central Pacific's merger offer represents an attractive premium for CB Bancshares, Inc. shareholders and reflects our recent record performance as well as the future value of the Company's franchise. We look forward to joining forces with Central Pacific and moving ahead with this powerful combination."

Under the terms of the agreement, the aggregate per share consideration is equal to $20 in cash and 2.6752 shares of CPF common stock for each CBBI share, for a total equity consideration of $420 million. CBBI shareholders can elect to be paid in cash or shares of CPF common stock, with pro-rata allocation to apportion consideration among CBBI shareholders to the extent the total elections for cash or stock differ from the aggregate amounts of cash and stock to be paid by CPF. The offer represents a premium of 26 percent over the price of CBBI shares on April 22, 2004. The combination -- which will create a bank with a market capitalization of over $700 million, based on the closing price of CPF common stock on April 22, 2004 -- is expected to be significantly accretive to earnings in the first full year of combined operations.

The Company said Clint Arnoldus (CEO of CPF) will continue as CEO of the combined company, and Ronald K. Migita (President and CEO of CBBI) will become non-executive chairman of the board. Neal Kanda (CFO of Central Pacific) will assume the position of President and Chief Operating Officer of the combined company, and Dean Hirata (CFO of CBBI) will be CFO of the combined company. The holding company and bank subsidiary will maintain the names of Central Pacific Financial Corp. and Central Pacific Bank, respectively. Central Pacific's Board will be increased to fifteen members, with the addition of six current members of the CB Bancshares, Inc. Board.

"We are ready to roll up our sleeves and work side by side with City Bank and its employees to ensure that the customers of both banks receive the same level of superior, personalized customer service they expect from our two banks—along with a broader line of products and services," added Arnoldus. "Our common cultures, common market, and common technologies will help ensure a smooth transition and a seamless integration of the two banks.

Central Pacific reiterated its commitment to no involuntarily lay-offs as a result of the merger, as it pledged last December.

As previously announced, the Company noted that it plans to enhance service to Hawaii by opening a new branch for every overlapping branch that may be consolidated as a result of the merger, subject to securing adequate locations. In addition, CPF renewed its pledge to set aside an additional one-time sum of $1 million for special community needs.

"Everyone at Central Pacific welcomes the City Bank team and looks forward to building the future of this bank together," Arnoldus said. "As we look to the future, we will focus our energies on serving our customers and Hawaii well."

The Company indicated that dedicated teams would be established to facilitate a smooth integration and transition of operating systems, customers and employees.

The merger is conditioned, among other factors, upon shareholder and regulatory approvals, and other customary conditions. The Company said it expects the transaction to close in the third quarter of 2004.

Bear, Stearns & Co. Inc. acted as financial advisor, and Sullivan & Cromwell LLP acted as legal counsel, to CPF. Sandler O'Neill & Partners, L.P. acted as financial advisor, and Skadden, Arps, Slate, Meagher & Flom LLP, and Kobayashi, Sugita & Goda, Attorneys at Law, acted as legal counsel to CBBI.

Central Pacific Financial Corp. and CB Bancshares, Inc. will conduct a joint conference call at 10:00 am Eastern Time (4:00 am Hawaii Time) to discuss the acquisition of CBBI. To participate in the call, please call 1-800-901-5218 and enter passcode 79798395, or visit the Company's website at http://investor.centralpacificbank.com. An investor presentation on the acquisition will also be posted on the Company's website. A playback of the call will be available by dialing 1-888-286-8018 and entering the passcode 59322641. Additionally, a replay will be available on the Company's website.

Central Pacific Financial Corp. is a Hawaii-based bank holding company with $2.2 billion in assets. Central Pacific Bank, its subsidiary, is Hawaii's third largest commercial bank with 24 branches statewide and more that 70 ATMs.

CB Bancshares, Inc. is a bank holding company, which provides a full range of banking products and services for small-and-medium-sized businesses and retail customers through its principal subsidiary, City Bank. City Bank maintains 22 branches on the islands of Oahu, Hawaii, Maui and Kauai.

**********

LETTER SENT TO ALL EMPLOYEES OF CB BANCSHARES, INC.:

April 23, 2004

Dear Fellow Employee:

City Bank and Central Pacific announced plans this morning to enter into a definitive merger agreement. Although we have expressed a variety of concerns over the past year about Central Pacific's acquisition proposal, Central Pacific's revised offer reflects our recent record performance and the true value of our franchise.

Today's announcement ushers in a new and exciting chapter for two banks that share a common history and heritage – one which I believe will result in a better, stronger and even more deeply rooted community bank for the citizens of Hawaii. This combination will make us Hawaii's leading community bank with an unmatched focus on the individuals and small to mid-sized businesses that are the backbone of our local economy.

Under the terms of the agreement, Central Pacific will acquire City Bank for $91.83 per share in common stock and cash based on the closing price of CFP stock as of April 22, 2004. The details of the transaction terms are outlined in the attached press release issued today by Central Pacific and City Bank and can also be found on both of our company's websites.

In considering Central Pacific's revised offer, and in subsequent conversations with Central Pacific's management team, CB Bancshares' Board of Directors concluded that the opportunity to continue providing our customers with unsurpassed products and services and create value for our shareholders is greater by joining with Central Pacific than by remaining on our own. We believe that becoming a part of Central Pacific will create many concrete benefits for City Bank customers and employees, and we hope you will share our excitement about the merger as we begin to realize the full potential of our combined capabilities.

We understand that you will have many questions about what our acquisition by Central Pacific will mean for you and what will happen next. First, the merger agreement must be approved by the shareholders of both companies and by governmental and regulatory agencies both here in Hawaii and on the national level. We expect to receive these necessary approvals and complete the transaction in the third quarter of 2004. During this time, an integration team composed equally of City Bank and Central Pacific employees will work closely together to ensure a smooth transition. After the merger is finalized, we are satisfied that CPF will live up to its often stated promise of no layoffs.

On behalf of the Board and all of Executive Management, we want to express our profound gratitude for your exemplary work during what has been both a difficult and highly successful year. During this interim period, it is more important than ever that we remain focused on providing our customers with the outstanding quality, service, and customer satisfaction they have come to expect from us, and we know that we can count on you to continue demonstrating our important core values and our famous CitySpirit.

Please extend our sincere appreciation to your customers for their loyal support and assure them that the new bank will be able to offer even more in the way of individualized personal service and products to meet their needs.

Based on the events of the past year, we know we can count on your continued dedication and support as we work to build a strong new force in Hawaii banking. Once again we want to offer our personal thanks for your diligence, hard work and the best personalized customer service in the state.

Ronald K. Migita	Richard C. Lim
President and Chief Executive Officer	President and Chief Operating Officer
CB Bancshares, Inc.	City Bank
And Vice Chairman and Chief Executive Officer City Bank

INVESTOR PRESENTATION DATED APRIL 23, 2004:

Merger of
&
Creating A Stronger Hawaii Bank
April 23, 2004

FORWARD LOOKING INFORMATION

This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions. These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) any necessary approvals for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in CPF’s and CBBI’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or CBBI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. CPF and CBBI do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

CPF will amend its registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement is not final and will be further amended. The registration statement will include a joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and joint proxy statement and any other relevant documents (when available) filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2518.

CPF and CBBI, and their respective directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of CBBI and CPF in connection with the merger. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2004 Annual Meeting of Shareholders. Information about the directors and executive officers of CBBI and their ownership of and interests in CBBI stock is set forth in the proxy statement for CBBI’s 2004 Annual Meeting of Shareholders. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Transaction Summary

Aggregate Consideration per CBBI Share	2.6752 shares of CPF Stock + $20.00 in cash – shareholders can elect cash or stock (subject to proration)
Offer Price(1)	$91.83 per CBBI share
Premium Over Closing Price (04/22/04)(2)	26%
Implied Transaction Value	$420 million
Pro Forma Ownership	59% CPF; 41% CBBI
Anticipated Closing	Q3-2004
Shareholder Votes Required	CPF and CBBI
Due Diligence	Completed

(1) Based on CPF stock price of $26.85 on 04/22/04.

(2) Based on CBBI stock price of $73.13 on 04/22/04.

Overview of Central Pacific

  $2.28 billion asset institution headquartered in Honolulu
  24 full service offices serving 4 counties in Honolulu, Hawaii, Maui and Kauai
  $1.81 billion in deposits
  $1.46 billion in loans(1)
  38.5% CRE
  20.9% 1–4 family
  19.5% commercial

(1) Excludes loans held for sale.

Overview of CB Bancshares

  $1.87 billion asset institution headquartered in Honolulu
  21 full service offices serving 4 counties in Honolulu, Maui, Hawaii and Kauai
  $1.31 billion in deposits
  $1.35 billion in loans
  34.5% 1–4 family
  29.2% consumer CRE
  15.8% commercial

(1) Excludes loans held for sale.

Good For Hawaii, Local Community & Customers

  Creates a stronger bank for Hawaii
  $2.8B in loans(1); $3.1B in deposits(1); $4.2B in assets(1)
  14% deposit market share in Hawaii(2)
  Customers in the local community benefit
  Expanded “fiercely loyal” personalized service
  Added convenience: Larger branch & ATM network
  Broader menu of products and services
  Larger lending capacity

(1) Source: CPF and CBBI financials as of 03/31/04.

(2) Source: SNL Securities.

Shareholders of Both Banks Win

  Significant value creation
  Accretive to EPS in first full year
  Consolidation, scale and efficiency result in fully phased-in anticipated annual cost saves of $19.5 million
  Large, well capitalized balance sheet of over $4 billion
  Substantial capital generation over time
  CBBI shareholders receive 25.6%(1) premium
  Increased investor visibility & trading liquidity
  Over $700 million pro forma market cap(2)
  NYSE listing

(1) Based on CBBI stock price of $73.13 as of 04/22/04.

(2) Based on CPF share price of $26.85 as of 04/22/04.

CPF-CBBI: Significantly Builds
Deposit Market Share in Hawaii

Source: SNL Securities data as of 04/22/04.

It’s a Logical Fit—and Easy to Integrate

  Similar roots and culture
  Common roots, post-WWII founding
  Local values
  Focused on personalized service
  Same market
  Small and mid-sized businesses, retail customers
  Overlapping geography
  Common Fiserv based technology platform

CPF-CBBI: A Great Fit

	CPF	CBBI
Founded in	1954	1959
Operations	24 branches on 4 islands	21 branches on 4 islands
Deposit Rank	#4	#5
Common Heritage	Founded to serve the Japanese-American Community in Hawaii
Market Focus	Become local bank of choice in Hawaii

Substantial Overlap in Branch Locations

CB Bancshares Inc.
Central Pacific Financial Corp.

Experienced Management Team

Clint Arnoldus	CEO
Neal Kanda	President & COO
Dean Hirata	EVP, CFO
Blenn Fujimoto	EVP, Hawaii Market
Alwyn Chikamoto	EVP, National Market
Doug Weld	EVP, CCO
Ron Migita	Non-Executive Chairman

Strategic Growth Plan

  Goal—capture market share
  “Best Bank for Hawaii”
  Focus on growth market segments
    Small business
    Commercial real estate
  Expand core competencies
    Trust services
    Private banking
    Asset management

CPF-CBBI: Strong Balance Sheet

			($ in millions)

	CPF	CBBI	Pro Forma(1)
Loans	$1,459	$1,350	$2,809
Assets	2,284	1,874	4,158
Deposits	1,805	1,309	3,114
Shareholders’ Equity	204	178	509

Source: SNL.
Note: As of 03/31/04.

CPF-CBBI: Strong Balance Sheet

	3/31/04		06/30/04
	CPF	CBBI	Pro Forma
Tangible Equity/Tangible Assets	8.92%	9.50%	5.53%
Leverage Ratio(1)	11.41	9.33	7.41
Tier 1 Risk-Based Ratio	15.85	12.26	9.40
Total Risk-Based Capital Ratio	16.85	13.19	10.63
NPAs/Loans + OREO	0.25%	0.35%	0.29%
Reserves/Loans	1.70	2.16	1.92

Source: SNL.
Note: Pro Forma assumes asset growth of 5% annually for CPF and 3% annually for CBBI. Risk weighted assets forecasted to remain a constant percentage of total assets.
Note: There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.
(1) Defined as Tier 1 Capital divided by Average Tangible Assets.

Transaction Assumptions

  Earnings for CPF
    $2.19 per share in 2004, $2.35 per share in 2005, $2.51 per share in 2006
  Earnings for CBBI(1)
    $6.40 per share in 2004, $6.78 per share in 2005, $7.19 per share in 2006
  $19.5 million of cost saves
    17% of combined operating expenses
    67% in 2005, 100% in 2006
  Core-deposit intangible estimated at $24 million, amortized over 10 years
  $50 million net after-tax restructuring charge

(1) Prepared by CPF management.

Synergies

	CBBI Non-Interest Expense 2004E	Cost Savings
		2005E	2006E
Compensation and Benefits	$31,000	$6,490	$9,735
% of Compensation and Benefits		21%	35%
Net Occupancy	6,800	1,858	2,787
% of Net Occupancy		27%	41%
Other Expenses	22,500	4,604	6,906
% of Other Expenses		20%	31%
Total Non-Interest Expense	60,300	12,952	19,428
% of Total Non-Interest Expense		21%	32%

Pro Forma EPS Impact of
Proposed Transaction

	Projected for Fiscal Year
Earnings Projections	2005	2006
CPF Stand-Alone GAAP EPS(1)	$2.35	$2.51
Pro Forma GAAP EPS(2)	$2.57	$2.87
Accretion to CPF ($)	$0.22	$0.36
Accretion to CPF (%)	9%	14%
Pro Forma Cash EPS(2)	$2.62	$2.92
Accretion to CPF ($)	$0.27	$0.41
Accretion to CPF (%)	11%	16%

Note: Neither CBBI nor any analyst has published any information for 2004, 2005 and 2006. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.
Note: Assumes cost saves of $13 million in 2005 and $19.5 million in 2006.
(1) Source: CPF projections.
(2) Assumed EPS projections for CBBI of $6.40 in 2004, $6.78 in 2005 and $7.19 in 2006 provided by CPF management.

Appendix

Pro Forma Earnings Impact

	Projected for Fiscal Year
Earnings Projections	2005	2006
CPF’s Earnings	$38.5	$41.2
CBBI’s Earnings	30.6	32.4
After-Tax Cost Savings	7.8	11.7
CDI Amortization	(1.5)	(1.5)
Other Adjustments(1)	(3.4)	(3.4)
Pro Forma Net Income	$72.0	$80.5

Note: All projections for both CPF and CBBI provided by CPF Management. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.
(1) Includes opportunity cost of cash component of consideration and restructuring charge.

CPF-CBBI: Diversified Loan Portfolio

CPF

Consumer
4.7%
Other
0.1%
1–4 Family
20.9%
Commercial
19.5%
MultiFamily
6.6%
CRE
38.5%
Construction
& Dev
9.8%

Total: $1,455.6M
Total Yield: 5.97%

CBBI

Consumer
10.5%
Other
0.5%
Commercial
15.8%
1–4 Family
34.5%
CRE
29.2%
Construction
& Dev
8.0%
MultiFamily
1.6%

Total: $1,318.0M
Total Yield: 6.79%

Pro Forma

Consumer
7.5%
Other
0.3%
Commercial
17.7%
1–4 Family
27.3%
CRE
34.1%
MultiFamily
4.2%
Construction
& Dev
9.0%

Total: $2,773.5M
Total Yield: 6.36%

Source: CPF and CBBI financials.
Note: As of 12/31/03.

CPF-CBBI: Strong Core Deposit Portfolio

Source: CPF and CBBI financials.
Note: As of 12/31/03.

Merger of
&
Creating A Stronger Hawaii Bank
April 23, 2004